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                                                                      EXHIBIT 16

                                MASTER AGREEMENT

This Master Agreement ("Agreement"), dated the 17th day of November, 1999, is between Delta Air Lines, Inc. ("Delta") and priceline.com Incorporated ("Priceline").

                                    Recitals

         Delta has agreed to amend the General Agreement, dated August 31, 1998, as amended (the "GA"), to add United Airlines, American Airlines, US Airways, Japan Airlines, Alitalia and Aerolineas Argentinas to the list of permitted carriers and to modify sections of the GA relating to market restrictions, the allocation methodology, and reporting and audit rights set forth therein. In exchange, Priceline (a) has agreed to provide financial consideration to Delta by making possible certain arrangements described herein and (b) has requested the release by Morgan Stanley of Delta from a lock-up arrangement so that Delta may sell 8,440,067 shares ("Market Sale Shares") of its approximately 14.4 million shares of Priceline common stock. In addition, Priceline has agreed that the remaining approximately six million shares of Priceline common stock held by Delta will be exchanged, at Delta's option, for approximately six million shares of newly issued Priceline convertible preferred stock, which will bear an eight percent annual pay-in-kind dividend.

The parties agree to the following:

ARTICLE 1 - ACTIONS OF THE PARTIES

1.1  Amendment to General Agreement and Airline Participation Agreement

     Delta and Priceline agree to amend the General Agreement and Airline Participation Agreement, dated August 31, 1998, as amended ("APA"), in accordance with Exhibit A, attached hereto and incorporated by reference herein (the "Amendment").




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1.2  Release from Lock-up

     Priceline will use its best efforts to cause Morgan Stanley & Co. Incorporated and Morgan Stanley & Co. International Limited (collectively, Morgan Stanley) to release the Market Sale Shares held by Delta from the lock-up that expires on February 7, 2000 pursuant to that certain Lock-Up Letter from Delta to Morgan Stanley and several Underwriters dated August 11, 1999 (the "Lock-Up"). In addition, Priceline shall not request, will oppose if requested, and will use its best efforts to cause Morgan Stanley not to release any other parties from any existing lock-up agreements relating to Priceline, until Delta has sold the Market Sale Shares.

1.3  No Amendment of Warrant Agreements

     Priceline shall not amend, during the period from the date hereof until the earlier of February 7, 2000 or Delta having sold the Market Sale Shares (the "Release Date"), any warrant agreement or warrant certificate to permit a cashless exercise feature.

1.4  No Sale or Registration of Securities

     Priceline shall not initiate, and to the extent it has a contractual right to do so, Priceline shall not consent to or participate in, a sale of equity securities of Priceline until after the Release Date.

1.5  Convertible Preferred Stock

     At Delta's option, , all of the shares of Priceline Common Stock held by Delta (other than the Market Sale Shares) will be exchanged for $359,580,000 aggregate principal amount of a newly issued class of convertible preferred stock of Priceline bearing an accruing semi-annual paid-in-kind dividend at a rate of eight percent (8%) per annum, payable semiannually, in Priceline common shares (the "Convertible Preferred Stock"), which such exchange to be structured to the extent possible in a tax-free transaction to Delta pursuant to I.R.C. Section 368 (a)(1)(E). Any shares of Convertible Preferred Stock held by Delta after the date of issuance may be converted at Delta's option at any time into shares of Priceline common stock at a one (1) to one (1) ratio (i.e. a zero percent premium). The Convertible Preferred Stock will have a final maturity of ten
     (10) years from the date of issue and


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     be subject to a mandatory redemption at the tenth (10th) anniversary for cash at a price per share of $59.93; provided that Priceline shall have a call right for the Convertible Preferred Stock after three (3) years from the date of issue for cash at a price per share of $59.93. To the extent all or a portion of the Convertible Preferred Stock is called, Priceline will provide Delta with 30 days' advance written notice so that Delta will first have the right to convert its Convertible Preferred Stock during such 30 day period. Whether or not Priceline has exercised its call right, Delta is guaranteed the first six semiannual dividends. The Convertible Preferred Stock will be subordinated to any indebtedness of Priceline, will rank pari passau with any existing or future preferred stock issued by Priceline, and will have priority over the the common stock of Priceline. Delta will have voting rights for the Convertible Preferred Stock as if Delta held an equivalent number of Priceline common shares (i.e., on a one to one ratio). In the event that Priceline issues a cash dividend to the holders of common shares, then Delta shall be entitled to demand a cash dividend on the Convertible Preferred Stock in lieu of the paid-in-kind dividend.

     In the event of a change of control of Priceline where cash is a portion of the consideration paid by the acquiring company, Delta will have the right to elect to receive the greater of par (cash at a price per share of $59.93) or the cash value of the transaction. If the transaction is for stock, the exchange ratio will be adjusted such that Delta receives the same monetary consideration for its Convertible Preferred Stock.

     Priceline hereby confirms that such shares, when converted to Priceline common stock, shall have demand and piggyback registration rights under the existing Amended and Restated Registration Rights Agreement dated December 8, 1998 by and among Delta, Priceline, and other parties or any successor or substitute registration rights agreement thereto.

     The Convertible Preferred Stock will be subordinated to any indebtedness of Priceline, will rank pari passau with any existing or future preferred stock issued by Priceline, and will have priority over the the common stock of Priceline. Delta will have voting rights for the Convertible Preferred Stock as if Delta held an equivalent number of Priceline common shares (i.e., on a one to one ratio). In the event that Priceline issues a cash dividend to the holders of common shares, then Delta shall be entitled to demand a cash dividend on the Convertible Preferred Stock in lieu of the paid-in-kind dividend.


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1.6  Other Agreements

     Priceline and Delta, respectively, shall execute and deliver the agreements described in Article 6 to which either is a party.

ARTICLE 2 - CLOSING

2.1 Closing. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place immediately, following the satisfaction or waiver of all of the conditions set forth in Article 6 hereof (the "Closing Date").

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF PRICELINE

Representations and Warranties of Priceline. Priceline represents and warrants to Delta as follows:

3.1 Organization and Qualification. Priceline is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease the properties and assets it now owns, operates or leases and to conduct its business as it is now being conducted.

3.2 Authority Relative to this Agreement. Priceline has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Priceline. This Agreement has been duly and validly executed and delivered by Priceline and is, assuming due execution and delivery thereof by Delta and that Delta has full legal power and right to enter into this Agreement, a valid and binding obligation of Priceline, enforceable against Priceline in accordance with its terms, except as enforcement thereof may be limited by the availability of certain equitable remedies or by bankruptcy, insolvency or similar laws affecting creditors' rights generally.



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3.3  Broker. Priceline has not retained or agreed to pay any broker or finder with respect to this Agreement and the transactions contemplated hereby, the fees for which Delta may be responsible.

3.4 Shares Held by Delta. Priceline represents that, as of the date of the Warrant Agreement, after giving effect to the Stock Purchase Agreement of November 16, 1999, pursuant to which Jay S. Walker purchased from Delta 2,085,767 shares of Priceline common stock at a price of $59.93 per share, the remaining 14,440,067 shares of Priceline common stock held by Delta represent approximately eight and eighty five hundredths percent (8.85%) of the outstanding common stock of Priceline.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES OF DELTA

Representations and Warranties of Delta. Delta represents to Priceline as follows:

4.1 Organization and Qualification. Delta is a duly incorporated and validly existing corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease the properties and assets it now owns, operates or leases and to conduct its business as it is now being conducted.

4.3 Authority Relative to this Agreement. Delta has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Delta. This Agreement has been duly and validly executed and delivered by Delta and is, assuming due execution and delivery thereof by Priceline and that Priceline has full legal power and right to enter into this Agreement, a valid and binding obligation of Delta, enforceable against Delta in accordance with its terms, except as enforcement thereof may be limited by the availability of certain equitable remedies or by bankruptcy, insolvency or similar laws affecting creditors' rights generally.

4.3  Purchase for Investment.

     (a) Delta understands that the shares of Convertible Preferred Stock to be issued to Delta hereunder (the "Shares") have not been registered under the Securities Act of 1933, as amended (the "Act"), or under applicable


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          state securities laws, in reliance upon exemptions contained in the
          Act and such laws and any applicable regulations promulgated thereunder or interpretations thereof, and cannot be offered for sale, sold or otherwise transferred unless all or any portion of the Shares subsequently are so registered or qualify for exemption from registration under the Act and such laws and unless such offer, sale or transfer is made in compliance with the terms of this Agreement and that the certificate(s) representing the Shares shall bear the following legends:

                    "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE
               SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW. THEY MAY NOT BE SOLD OR OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH SAID ACT."

               (b) The Shares are being acquired under this Agreement by Delta in good faith solely for its own account, for investment and not with a view toward resale or other distribution within the meaning of the Act; and such Shares will not be offered for sale, sold or otherwise transferred without either registration or exemption from registration under the Act.

               (c) Delta is an "Accredited Investor" within the meaning of rule 501 of Regulation D under the Act, as presently in effect. Delta has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Shares; and understands and is able to bear any economic risks associated with such investment.

               (d) Delta understands that the Shares will be considered "restricted securities" within the meaning of Rule 144 under the Act; that Rule 144 may not be available to exempt from the registration requirements of the Act sales of such restricted securities; that if Rule 144 is available, sales may be made in reliance upon Rule 144 only in accordance with the terms and conditions of Rule 144, which among other things generally requires that the securities be held for at least one year and that sales be made in limited amounts (which amounts are subject to certain exceptions depending upon whether the seller is an "affiliate" within the meaning of Rule 144 and how long the securities have been held); and that, if the exemption for such sales


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          is not available, registration of the Shares under the Act and state securities laws may be required.

4.4 Broker. Delta has not retained or agreed to pay any broker or finder with respect to this Agreement and the transactions contemplated hereby, the fees for which Priceline may be responsible.

ARTICLE 5 - FURTHER AGREEMENTS OF THE PARTIES

5.1 Governmental Filings. In connection with the consummation of the transactions contemplated hereby, Priceline and Delta shall promptly file with the SEC any required materials relating to the transactions contemplated by this Agreement.

5.2 Reasonable Business Efforts. Upon the terms and subject to the conditions of this Agreement, Delta and Priceline agree to use reasonable business efforts to take, or cause to be taken, and to assist and cooperate with each other in doing, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

5.3 Expenses; Payments. Each party hereto agrees to bear its own expenses (including, without limitation, the reasonable fees and disbursements of counsel) in connection with the negotiation and preparation of this Agreement and its performance hereunder.

5.4 Warrant. On November 17, 1999, Priceline shall execute and deliver to Delta a Participation Warrant Agreement in the form of Exhibit D attached hereto.

ARTICLE 6 - CONDITIONS TO OBLIGATIONS OF DELTA

Delta shall not be obligated to consummate the transactions contemplated by this Agreement, unless the following conditions shall have been satisfied or, if applicable, waived by Delta prior to or at the Closing.

6.1 Representations and Warranties. The representations and warranties of Priceline contained herein shall be true, complete and accurate in all material respects as of the Closing Date.

6.2  Morgan Stanley shall have issued to Delta a letter in the form of Exhibit B



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attached hereto in which Morgan Stanley releases the Market Sale Shares from the
Lock-Up that expires on February 7, 2000 (the "Lock-Up").

6.3 Jay S. Walker, Walker Digital, Richard Braddock, Paul Francis and Timothy Brier each shall have signed a letter agreement with Delta, in the form of Exhibit C attached hereto, in which each agrees, during the period from the date hereof until the Release Date, not to sell or transfer, directly or indirectly, any Priceline securities.

6.4 Priceline shall have executed a Participation Warrant Agreement in the form of Exhibit D attached hereto.

ARTICLE 7 - CONDITIONS TO OBLIGATIONS OF PRICELINE

Priceline shall not be obligated to consummate the transactions contemplated by this Agreement unless the following conditions shall have been satisfied or, if applicable, waived by Priceline prior to or at the Closing.

7.1 Representations and Warranties. The representations and warranties of Delta contained herein shall be true, complete and accurate in all material respects as of the Closing Date.

7.2 Amendments. Delta shall have executed and delivered the Amendment to the GA and APA, substantially in the form of Exhibit A attached hereto.

ARTICLE 8 - TERMINATION

8.1 Certain Terminations. This Agreement may be terminated at any time prior to the occurrence of the Closing: (a) by written agreement by Delta and Priceline; or (b) by the party not in breach in the event of a material breach by the other which is not cured within fifteen (15) days after written notice thereof.

8.2 Effect of Termination. In the event of the termination of this Agreement by either Delta or Priceline, as provided above, this Agreement shall thereafter become void and of no further force and effect and there shall be no liability on the part of any party hereto or its directors, officers, stockholders, employees or agents, except for any liability for any willful breach of this Agreement causing or permitting such termination and except that the provisions of Sections 5.3 and this Section 8.2 shall survive such termination. The representations and warranties made herein shall survive the Closing.


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ARTICLE  9 - MISCELLANEOUS

9.1 Further Assurances. From time to time hereafter, each party shall, using reasonable business efforts, execute and deliver such other instruments of transfer and assumption and take such further action including providing access to necessary books and records as the other may reasonably request to carry out the transfer of the Assets and as otherwise may be reasonably required in connection with effecting or carrying out the provisions of this Agreement.

9.2 No Waiver. Except as expressly provided in this Agreement, nothing contained in this Agreement shall cause the failure of either party to insist upon strict compliance with any covenant, obligation, condition or agreement contained herein to operate as a waiver of, or estoppel with respect to, any such or any other covenant, obligations, condition or agreement by the party entitled to the benefits thereto.

9.3 Severability. If any provisions hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and, subject to applicable law, shall not affect the validity or effect of any other provisions hereof.

9.4 No Third Party Beneficiary. Nothing herein expressed or implied is intended to or shall be construed to confer upon or give to any person or corporation other than the parties hereto and their successors any rights or remedies under or by reason of this Agreement.

9.5 Entire Agreement; Amendments. This Agreement contains and is intended as, a complete statement of the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior statements, representations, discussions, agreements, draft agreements and undertakings, whether written or oral, express or implied, of any and every nature with respect thereto. This Agreement cannot be changed or terminated orally. This Agreement may only be amended by written agreement of Priceline and Delta.

9.6 Assignment. This Agreement shall be binding upon the successors and assigns of the parties hereto, although no party shall be permitted to assign any of its rights or delegate any of its duties under this Agreement without the consent of the other party hereto.



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9.7  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed in the State of Delaware.

9.8 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be delivered personally (including by courier) or mailed by registered mail, return receipt requested, or given by facsimile transmission to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other pursuant to this provision) and shall be deemed given when so received:

             (a)      if to Priceline, to:

                      priceline.com Incorporated
                      5 High Ridge Park,
                      Stamford, Connecticut 06905
                      Attn: - General Counsel
                      Facsimile number:  (203) 595-8344.

             (b)      if to Delta, to:

                      Delta Air Lines, Inc.
                      1030 Delta Boulevard Atlanta, GA 30320
                      Attn: Senior Vice President - General Counsel Facsimile number: (404) 715-2106.

9.9 Headings. The section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. All references herein to sections, unless otherwise identified, are to sections of this Agreement.

9.10 Counterparts; Facsimile Signature. This Agreement may be executed by the parties hereto in two or more counterparts, by facsimile or otherwise, each of which shall be deemed to constitute an original, but together which shall constitute one and the same instrument.

9.11 Indemnity Each party (the "Indemnifying Party") shall indemnify, defend, compensate, and hold harmless the other, and the other's officers, directors, employees, and representatives, to the fullest extent permitted by law, from and against all


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damages, claims, liabilities, losses and attorneys' fees, arising out of or relating to any breach of any representation, warranty, covenant or agreement in this Agreement or any agreement signed by Delta or Priceline pursuant to
Article 6.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.



PRICELINE.COM                              DELTA AIR LINES, INC.
INCORPORATED

       /s/ PAUL E. FRANCIS                        /s/ M. MICHELE BURNS
       -----------------------                    --------------------------
By:    Paul E. Francis                     By:    M. Michele Burns
Title: Chief Financial Officer             Title: Vice President & Treasurer







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                                                                       EXHIBIT A



   Amendment to the Airline Participation Agreement and the General Agreement

This Amendment ("Amendment"), dated the 17th day of November, 1999, amends the Airline Participation Agreement ("APA") and the General Agreement ("GA"), dated August 31, 1998, as amended, between and among Delta Air Lines, Inc. ("Delta") and priceline.com Incorporated and PriceLine Travel, Inc. which merged with and into priceline.com Incorporated on March 24, 1999 ("Priceline"). Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the APA and the GA, as applicable.

1. The following provision replaces Section 3.1 of the GA in its entirety:

   3.1 Subject to Section 3.5 below, Delta and Priceline agree that, during the term of the GA and APA:

   (a) Delta consents to the participation in Priceline by the U.S. carriers identified in the attached Schedule 3.1; subject to the following restrictions:

       (i) Priceline shall not issue tickets on Northwest Airlines to or from ATL, except for the following O&D markets: DTW-ATL, MSP-ATL, and MEM-ATL;

       (ii) Priceline shall not issue tickets on Continental Airlines to or from ATL, except for the following O&D markets: EWR-ATL, CLE-ATL, HOU-ATL and IAH-ATL;

       (iii) Priceline shall not issue tickets on United Airlines to or from ATL, except for the following O&D markets: ORD-ATL, DEN-ATL, SFO-ATL, and IAD-ATL;

       (iv) Priceline shall not issue tickets on USAirways to or from ATL, BOS or LGA except for the following O&D markets: PIT-ATL/BOS/LGA, PHL-ATL/BOS/LGA, and CLT-ATL/BOS/LGA. Notwithstanding the above restriction, Priceline may issue tickets on USAirways to or from BOS or LGA in O&D markets not served by nonstop flights operated by Delta or a carrier operating a flight under Delta's two letter "DL" designator code, provided, that Priceline shall restrict its ticket BOS or LGA sales on USAirways within thirty (30) days of any new nonstop BOS or LGA service offered by Delta or a carrier operating a flight under Delta's two letter "DL" designator code; and

       (v) Priceline shall not issue tickets on American Airlines to or from ATL, except for the following O&D markets: ORD-ATL, DFW-ATL and MIA-ATL. In the event that American Airlines (or an affiliate of American Airlines), merges with or acquires substantial assets of USAirways in Boston, then, in addition to the ATL market restriction, Priceline shall not issue tickets on American Airlines to or from BOS, except for the following O&D markets: ORD- BOS, DFW- BOS and MIA- BOS; provided, that Priceline may issue tickets on American Airlines to or from BOS in O&D markets not served by nonstop flights operated by Delta or a carrier operating a flight under Delta's two letter "DL" designator code subject to; provided, further, that Priceline shall restrict its BOS ticket sales on American within thirty (30) days of any new nonstop BOS service offered by Delta or a carrier operating a flight under Delta's two letter "DL" designator code. In the event that American acquires or operates a hub airport in PIT, PHL or CLT as a result of the acquisition of substantially all of the assets of USAirways in PIT, PHL or CLT, then Priceline may issue tickets on American Airlines, respectively, in the PIT-ATL, PHL-ATL, or CLT-ATL markets, respectively.

     (b) Delta consents to the participation in Priceline by the International Carriers identified in the attached Schedule 3.1; subject to the following restrictions:

         (i) Priceline shall not issue tickets for international travel on Austrian Airlines, Sabena, Swissair, AeroMexico, Air Jamaica, Korean Airlines, Air Canada, All Nippon Airways, El Al Israel Airlines, Qantas, Japan Airlines, Alitalia and Aerolineas Argentinas to or from ATL or BOS, except for offers originating from O&D markets not served by Delta or a carrier operating a flight under Delta's two letter ("DL") designator code.

     (c) Notwithstanding the restrictions set forth in Section 3.1(a) and 3.1(b), Priceline may, in addition to other rights set forth in this Amendment issue tickets (i) on Turkish Airlines solely in the New York
     (JFK) - Istanbul, Turkey O&D market, (ii) on flights operated by Participating Airlines in O&D markets not served by Delta or a carrier operating a flight under Delta's two letter designator code, and (iii) on code share flights operated by third party carriers (including commuter carriers) where the Participating Carrier's two letter designator code used to identify its flights (as published and used in the Official Airline Guide (OAG), computer reservation systems (CRS's) and internal reservations systems) appears in the carrier code box of the flight coupon; provided, that the market restrictions set forth in Section 3.1(a) and 3.1(b) are applicable to such code share flights.

     (d) Priceline shall not issue tickets on carriers that are not listed on
     Schedule 3.1. The participation of other domestic and international carriers in Priceline, and the sale of tickets on such carriers, is subject to Delta's prior written consent. Delta agrees to meet with Priceline to discuss objective criteria by which new international participants could be added.

     (e) For purposes of Section 3.1, an O&D market shall be considered to be served by Delta or a carrier operating a flight under Delta's two letter designator code at any time scheduled service is offered for sale by one or more such carriers.



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2. The following test is added as Section 7.15 (f) of the GA:

Reporting Audit Rights:

The General Agreement will be amended to state that Priceline will make available (at no cost to Delta) to all Participating Airlines, on an agreed production schedule, the following information for all Domestic and International markets in which such Participating Airlines provide fares and availability ("Applicable O&D's"):

- Methodology for determination of "Reasonable Demand" where "Reasonable Demand" denotes offers acceptable to Priceline for possible fulfillment
-   Notification of changes to "Reasonable Demand" methodology
- O&D routing, number of passengers, revenue, and average fare data for all Priceline tickets for each Participating Airline
    The above data will be made available to each Participating Airline no later than 30 days following the end of each calendar month in the case of segment data and each calendar quarter in the case of data relating to number of passengers, revenue and average fare data.
-   With respect to Delta only
    - Weekly frequency distribution of offer price demand by applicable O&D to include mode, range, minimum/maximum level, mean, median, standard deviation and bid price trends
    - As soon as practical but in any case within six months, make available to Delta with weekly detail and summary report that identifies rejected offers and the reasons leading to the rejections (e.g., "bid was too low by $20, no "L" inventory LGA-ATL Nov 1)
- Priceline will continue to provide to Delta all the data it currently submits on a regular basis (i.e., Delta Air Lines' Weekly Ticket Report - Summaries of Ticket Sales by O&D - Domestic and International), including data routinely submitted in response to Delta ad hoc requests.

Priceline will disclose bookings through Priceline in a format comparable to the CRS MIDT data on a weekly basis and Priceline shall make available such data to all Participating Carriers.

Priceline agrees to make available to Delta the audit plan and the report prepared by priceline's auditors concerning Priceline's compliance with the Participation Agreement and Delta General Agreement. In addition, Delta will have the right to audit Priceline for compliance on all contractual market, product, and other agreements and to receive regular reports measuring compliance to such contractual terms.

3. The following provision replaces Section 7.11 of the General Agreement in its entirety:



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

         7.11 All Participating Carriers will be given the first opportunity to fill a customer ticket request based on a formula which allocates such requests in proportion to the aggregate domestic or international market share (as applicable) of each Participating Carrier for each O&D requested. If a Participating Carrier fails to respond to a ticket request on its designated first look, then Priceline will allocate the request through a second round of preferred looks, which will be allocated in proportion to the aggregate domestic or international market shares (as applicable) of all remaining Participating Carriers for each O&D requested (but excluding the Participating Carrier that failed to fulfill the ticket request on the first look).

   4. The following provision replaces Article III of the Airline Participation Agreement in its entirety:

     III. Priceline Ticket Allocation Methodology

         All Participating Carriers will be given the first opportunity to fill a customer ticket request based on a formula which allocates such requests in proportion to the aggregate domestic or international market share (as applicable) of each Participating Carrier for each O&D requested. If a Participating Carrier fails to respond to a ticket request on its designated first look, then Priceline will allocate the request through a second round of preferred looks, which will be allocated in proportion to the aggregate domestic or international market shares (as applicable) of all remaining Participating Carriers for each O&D requested (but excluding the Participating Carrier that failed to fulfill the ticket request on the first look).

   5. Except as provided herein, all other terms and conditions of the APA and the GA shall remain in full force and effect. In the event any term or provision of the APA or the GA is contrary to or inconsistent with this Amendment, the terms of this Amendment shall control.


        PRICELINE.COM                            DELTA AIR LINES, INC.
        INCORPORATED


     --------------------------             -----------------------------------
By:  Paul E. Francis                        By:    M. Michele Burns
Title: Chief Financial Officer              Title: Vice President & Treasurer

                                  SCHEDULE 3.1

                                   US CARRIERS
                                 Alaska Airlines
                                American Airlines
                              America West Airlines
                              Continental Airlines
                                Hawaiian Airlines
                                 Midway Airlines
                               Northwest Airlines
                                    Sky West
                              Trans World Airlines
                                  Trans States
                                    USAirways
                                 United Airlines

                             INTERNATIONAL CARRIERS
                                   Air Jamaica
                                   Aer Lingus
                              Aerolineas Argentinas
                                   Aeromexico
                                   Air Canada
                                   Air France
                                 Air New Zealand
                                    Alitalia
                               All Nippon Airways
                                Austrian Airlines
                             Cathay Pacific Airways
                              El Al Israel Airlines
                                     Iberia
                                   Icelandair
                                Korean Air Lines
                                 Japan Airlines
                                    Lufthansa
                                Malaysia Airlines
                                     Qantas
                           SAS (Scandinavian Airlines)
                               Singapore Airlines
                                     Sabena
                              South African Airways
                                    Swissair
                                      Varig
                                 Virgin Atlantic





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